Himalaya Shipping Limited Announces its Preliminary Results for the Quarter Ended September 30, 2023

Hamilton, Bermuda, November 15, 2023

Himalaya Shipping Limited (“Himalaya”, “Himalaya Shipping” or the “Company”) announces preliminary unaudited results for the quarter ended September 30, 2023.

Highlights for the quarter ended September 30, 2023

•Successful delivery and commencement of operations of two additional 210,000 dwt Newcastlemax dual fuel newbuildings ordered from New Times Shipyard (“NTS”), resulting in a total delivered fleet of six vessels, with six additional vessels to be delivered in 2024.
•Total operating revenues of $10.2 million, which is an average time charter equivalent (“TCE”) earnings of approximately $22,300 per day, gross1.
•EBITDA2 of $6.1 million for the quarter ended September 30, 2023.
•Execution of financing on the two delivered vessels by sale leaseback facilities provided by CCB Financial Leasing Company Limited (“CCBFL”) totaling $98.6 million.
•Settlement of installment payments on three of our newbuilding vessels totaling $20.7 million financed by pre-delivery financing with CCBFL.
•LNG bunkering on three vessels since July 2023.

Subsequent events
•Secured time charter agreements for the three remaining uncontracted vessels for 24 months' time charters with an evergreen structure to commence in the first half of 2024. These vessels will earn an index-linked rate, reflecting a significant premium to the Baltic 5TC index (BCI). With this, the Company has secured employment of the entire fleet.
•Extended time charters for six of our vessels by an additional year, until the end of 2026.

Contracted CEO, Herman Billung commented:

“We are very pleased with the reception of our fleet among major commodity, trading and logistics companies. The entire fleet has now been fixed out to four different counterparties, one vessel on fixed time charter and the remaining eleven vessels fixed on index linked charters which will earn on average a premium of 42.25% to the Baltic 5TC index. We are of the opinion that the index linked charters represent one of the highest premiums in our industry. Further, we strongly believe that the recent execution of the extension of time charters on six of our vessels until the end of 2026, is evidence of the strong quality of our fleet and our strong track record for the operations of our ships thus far.

We expect that our simple structure, with index linked charters earning a significant premium, low G&A costs and financing with seven-year fixed bareboat rates, positions us well to deliver solid returns to our shareholders.

We have no intention to invest in new capacity, which will enable us to return most of the cash generated after debt service to our shareholders.”

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including average daily TCE earnings, gross and EBITDA. Average daily TCE earnings, gross, as presented above, represents time charter revenues and voyage charter revenues adding back address commissions and divided by operational days. Please refer to the appendix of this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measures prepared in accordance with US GAAP.
2 EBITDA as presented above represents our net loss plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. Please refer to the appendix of this report for a reconciliation of this non-GAAP financial measure to the most directly comparable financial measures prepared in accordance with US GAAP.

Management discussion and analysis

The discussion below compares the preliminary unaudited results for the three months ended September 30, 2023 to the unaudited results of the three months ended June 30, 2023:

(in $ thousands)	Three months ended September 30, 2023	Three months ended June 30, 2023	Change ($)	Change (%)
Total operating revenues	10,241	6,732	3,509	52%
Vessel operating expenses	(2,976)	(1,784)	(1,192)	67%
Voyage expenses	(162)	(143)	(19)	13%
General and administrative expenses	(955)	(1,284)	329	(26)%
Depreciation and amortization	(3,181)	(1,965)	(1,216)	62%
Total operating expenses	(7,274)	(5,176)	(2,098)	41%
Operating profit / (loss)	2,967	1,556	1,411	91%
Total financial expenses, net	(4,921)	(2,672)	(2,249)	84%
Net loss	(1,954)	(1,116)	(838)	75%
EBITDA	6,148	3,521	2,627	75%

(in $ thousands)	September 30, 2023	June 30, 2023	Change ($)	Change (%)
Cash and cash equivalents	12,788	24,232	(11,444)	(47)%
Vessels and Equipment	432,296	286,802	145,494	51%
Newbuildings	108,767	143,671	(34,904)	(24)%
Total Equity	132,570	134,413	(1,843)	(1)%

Total operating revenues for the quarter ended September 30, 2023 were $10.2 million, a 52% increase compared to the quarter ended June 30, 2023. The increase is a result of the delivery and subsequent commencement of operation of two additional vessels during the period, Mount Matterhorn and Mount Neblina. The Company achieved an average daily TCE earnings, gross, of $22,300 from all six vessels operating during the quarter.

Vessel operating expenses for the quarter ended September 30, 2023 were $3.0 million, a 67% increase compared to the quarter ended June 30, 2023. The increase is a result of an additional two vessels commencing their operations. The Company achieved an average vessel operating expense per day rate3 of $6,300 and $6,200 for quarters ended September 30 and June 30, 2023, respectively.

General and administrative expenses for the quarter ended September 30, 2023 were $1.0 million, a 26% decrease compared to the quarter ended June 30, 2023. The decrease is primarily a result of a decrease in Management fees from 2020 Bulkers Management AS.

Depreciation and amortization for the quarter ended September 30, 2023 were $3.2 million, a 62% increase compared to the quarter ended June 30, 2023. The overall increase is a result of the commencement of depreciation on the additional two vessels delivered during the third quarter.

3 Average vessel operating expense per day is calculated by dividing vessel operating expenses by the number of calendar days the fleet operated.

Total financial expenses for the quarter ended September 30, 2023 were $4.9 million, an 84% increase compared to the quarter ended June 30, 2023. This is mainly due to the increase in interest expense as a result of the increase in outstanding debt following the delivery of the two vessels. Upon delivery of the two vessels during the quarter ended September 30, 2023, the Company entered into sale and leaseback financing arrangements with subsidiaries of CCBFL whereby upon delivery, the vessels were sold to special purpose vehicles (“SPVs”) owned by CCBFL and leased back to the Company under bareboat charters. In addition, there are fewer qualifying assets following the vessel deliveries, resulting in a smaller proportion of interest expense qualifying for capitalization.

Vessels and equipment increased by $145.5 million or 51% for the quarter ended September 30, 2023. During the period, the Company accepted delivery of Mount Matterhorn and Mount Neblina, and upon acceptance, the assets were transferred from newbuildings to vessels and equipment and commenced depreciation.

Newbuildings decreased by $34.9 million or 24% for the quarter ended September 30, 2023. The decrease is a result of the transfer from newbuildings to vessels and equipment upon delivery of the additional two vessels amounting to $148.7 million, offset by capitalization of expenditures including milestone payments and supervision costs of $111.9 million and capitalized interest of $1.9 million. The Company has drawn $119.3 million in the quarter ended September 30, 2023 on the sale leaseback financing arrangements to fund these installments.

Liquidity and Cash Flows for the quarter ended September 30, 2023

The Company’s cash and cash equivalents was $12.8 million as of September 30, 2023, compared to $24.2 million as of June 30, 2023.

Net cash provided by operating activities was $1.6 million.

Net cash used in investing activities was $127.6 million, primarily consisting of $103.1 million for the final installment payments for the two vessels delivered (of which $98.6 million was financed by the sale and leaseback arrangement with CCBFL), and $20.7 million for installment payments on the newbuilding vessels under construction, which was fully financed by CCBFL. The remaining amount includes costs in preparation of the vessels for delivery.

Net cash provided by financing activities was $114.5 million as a result of a $98.6 million draw down from the sale and leaseback financing arrangements to pay scheduled delivery installments for the additional two vessels, and $20.7 million from pre-delivery financing to pay scheduled pre-delivery installments for newbuildings under construction, offset by repayments on the sale and leaseback financing of $2.4 million and financing charges of $2.4 million.

Financing and corporate development

The Company has cash and cash equivalents of $15.1 million as of October 31, 2023 and $15.0 million available to drawdown under the revolving credit facility with Drew Holdings Ltd.

The Company also has a maximum of $316.2 million available to draw down under existing sale and leaseback financing agreements with CCBFL and Jiangsu Financial Leasing Co. Ltd. for pre-delivery and delivery financing of the remaining six newbuildings to be delivered in 2024. Remaining installment payments to NTS are $331.5 million, which include costs for scrubbers installation.

Newbuilding program

Two vessels were delivered from NTS in the quarter ended September 30, 2023. The remaining six vessels are scheduled to be delivered as follows:

(numbers in $ million)
Vessel name	Target delivery date	Price*	Remaining installments	Current committed financing
Mount Bandeira	January 2024	72.1	51.6	49.3
Mount Hua	January 2024	72.1	51.6	49.3
Mount Elbrus	January 2024	72.6	51.9	49.3
Mount Denali	May 2024	72.6	58.8	56.1
Mount Aconcagua	June 2024	72.6	58.8	56.1
Mount Emai	June 2024	72.6	58.8	56.1
Total		434.6	331.5	316.2
_________________
*Amounts net of address commissions

The newbuilding program is progressing slightly ahead of schedule.

In August 2022, the Company decided to install scrubbers on the entire fleet of twelve vessels that were under construction at NTS in China. The installation was done by the shipyard on the six vessels that have been already delivered within the previously agreed delivery schedule (and will be done on our six remaining newbuild vessels prior to delivery) at attractive prices and payment terms.

With the installation of scrubbers, the vessels have, or will have, the ability to be fueled with LNG, Low Sulfur Fuel Oil (LSFO) or High Sulfur Fuel Oil (HSFO). This offers significant increased flexibility for our customers and has been valuable in employment discussions, with some customers already choosing to bunker LNG as discussed above.

The remaining installments under the Newbuilding program are substantially covered by sale leaseback financing arrangements which offers both pre- and post- delivery financing.

Commercial update

In the third quarter of 2023 the Company achieved average time charter equivalent earnings of approximately $22,300 per day, gross.

Also, in the third quarter of 2023, the Company’s five vessels trading on index-linked time charters earned approximately $20,500 per day, gross, including average daily scrubber and LNG benefits of approximately $1,500 per day. The Company’s vessel trading on fixed time charter earned approximately $29,800 per day, gross.

The Baltic 5TC Capesize Index averaged US$13,407 per day in the third quarter of 2023.

The Company achieved average time charter equivalent earnings for October 2023 of approximately $35,400, per day, gross. The Baltic 5TC Capesize Index averaged $25,557 per day in the same period.

Market commentary

The Baltic 5TC Capesize index rates averaged US$14,082 year to date, down from US$16,551 during the same period in 2022. Following a normal seasonally weak first quarter, the Capesize market recovered during the second quarter and remained relatively flat throughout the third quarter of 2023, before posting significant gains so far in the fourth quarter of 2023 with average rates of US$24,015 quarter to date.

Capesize trade growth has been relatively strong with ton-miles sailed on Capesize vessels up 3.7% year on year to date. The increase in ton-miles was somewhat offset by a significant drop in congestion for the Capesize fleet during the third quarter. Since the peak in May 2022, the share of the Capesize vessels in port has dropped from a peak of 34% to around 25% today, which is around the lowest levels seen since 2016.

The 3.7% increase in Capesize ton-miles year to date is mainly driven by a 30% growth in the Bauxite trade, while the iron ore trade has increased by 3.2% so far this year. The iron ore trade is driven by a 6.3% increase in Brazilian export volumes while Australian export volumes are up 1.6% year on year. For the coal trade, ton-miles are down 3.1% compared to 2022. Global crude steel production for the period January to September 2023 was flat compared to the same period in 2022. Globally, excluding China, steel production is down 3%, while Chinese steel production increased 2.4%. Chinese iron ore imports from January to October were up 6% year on year.

Despite higher imports, Chinese port inventories currently stand at 105 million tons, compared to 119 million tons a year ago and remain very close to their 2016 low.

Fleet growth is expected to be moderate in the coming years with expected Capesize deliveries of 1.2 million dwt (or 0.3% of existing fleet) for the remainder of 2023, 8.0 million dwt (or 2.0%) in 2024 and 7.0 million dwt (or 1.75%) in 2025. The total order book for vessels of the size of 100.000 dwt and bigger stands at 99 units through 2027, a very modest total amount, which represents 5.2% of the dwt of the existing fleet. Because of the high order levels of container vessels, Chinese yards are believed to have very limited capacity for ordering of large drybulk vessels before 2027, giving good visibility for limited supply growth in the coming years. New ordering is expected to remain subdued in part driven by uncertainties relating to the optimal propulsion systems to meet the shipping industry’s ambitions for de-carbonization.

Potential upside to the future development in the Capesize market from current levels, relate to a potential restocking of China’s low iron ore inventories, as well as a normalization of congestion from the current low levels. Key downside risks to the Capesize market include a continued economic slowdown, driven by interest rates, tight monetary conditions due to inflationary pressure, as well as heightened geopolitical tensions. Continued weakness in the Chinese property sector also represents an ongoing risk to Chinese steel demand.

The global Capesize fleet stands at 394 million dwt as of November 1, 2023, up from 384 million dwt in November 2022. The current order book for Capesize dry bulk vessels currently stands at 5.1% of the existing fleet, down from 6.1% in November 2022. 5.75 million dwt has been ordered in 2023 so far, compared to 8 million dwt ordered during the same period in 2022. 1.2 million dwt has been scrapped so far in 2023, compared to 2 million dwt during the same period in 2022.

Operational update

In the quarter ended September 30, 2023, two additional vessels were delivered from NTS slightly ahead of their original scheduled delivery dates and commenced their charters shortly thereafter. Following the delivery of these vessels, our fleet had 476 operational days with nine unplanned offhire days in the quarter ended September 30, 2023. In October 2023, there were only a few hours of unplanned offhire for the whole month. The vessels operated at approximately $6,300 per day in vessel operating expenses in the quarter ended September 30, 2023, which is in line with the budget.

Outlook

Management has a positive market outlook for the coming years. The Capesize order book stands at a 30-year low. 15% of the fleet will be more than 20 years old before 2029. Another 50% of the fleet will be more than 20 years old by 2032. Given that it is difficult to add significant new Capesize dry bulk capacity before 2027, coupled with the current low order book, supply/demand balance should improve in the next few years. Stricter environmental regulations will also have an impact on the aging fleet, thus, we believe the outlook for the industry is strong. We are transitioning into a fully operational fleet with the delivery of our six remaining newbuild vessels through the first half of 2024, with a strategy to deliver profitable returns to shareholders through monthly dividends.

Forward looking statements

This press release and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, contracts to acquire newbuilding vessels and associated financing agreements, expected delivery of our vessels under our newbuilding program, statements about the benefits of our vessels, including the ability to bunker with LNG, LSFO, or HSFO, the terms of our charters, dry bulk industry trends and market outlook, including activity levels in the industry, expected trends, including trends in the global fleet, expected demand for and offer of vessels and utilization of the global fleet and our fleet, fleet growth, new orderings, statements that we are positioned well to deliver solid returns to shareholders, that we have no plans for investments in new shipments and statements about our strategy to deliver returns to shareholders through monthly dividends, the aging global fleet and its impact, statements made in the sections above entitled “Market commentary” and “Outlook”, including the yard situation, expected trends regarding steel demand, expected limited supply growth of dry bulk vessels, expectations on demand, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements include but are not limited to:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•our ability to complete the purchase of the vessels we have agreed to acquire and on schedule;
•our ability to meet the conditions and covenants in our financing agreements;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•changes in the supply of dry bulk vessels;
•our ability to successfully employ our dry bulk vessels and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•potential disruption of shipping routes due to accidents or political events;
•our ability to procure or have access to financing and to refinance our debt as it falls due;
•our continued borrowing availability under our sale and leaseback agreements in connection with our vessels and compliance with the financial covenants therein;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•our ability to pay dividends;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and

•other risks described under “Risk Factors” in our registration statement on Form F-1/A filed with the U.S. Securities and Exchange Commission on March 30, 2023.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Himalaya Shipping undertakes no obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law.

November 15, 2023

The Board of Directors
Himalaya Shipping Limited
Hamilton, Bermuda

Questions should be directed to:

Herman Billung: Contracted CEO, +4791831590

APPENDIX

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Set forth below is a reconciliation of average TCE earnings to total operating revenues for the periods presented.

In $ thousands, except per day and number of days	Three months ended				Month ended
	September 30, 2023	June 30, 2023	Change	% Change	October 31, 2023
Total operating revenues	10,241	6,732	3,509	52%	6,349
Add: Address commissions	374	248	126	51%	238
Total operating revenues, gross	10,615	6,980	3,635	52%	6,587
Fleet operational days	476	289	187	65%	186
Average TCE earnings	22,300	24,100	(1,800)	(7)%	35,400

We present EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of EBITDA to net loss for the periods presented.

	Three months ended
In $ thousands	September 30, 2023	June 30, 2023	Change	% Change
Net loss	(1,954)	(1,116)	(838)	75%
Depreciation and amortization	3,181	1,965	1,216	62%
Total financial expenses, net	4,921	2,672	2,249	84%
Income tax	—	—	—	—%
EBITDA	6,148	3,521	2,627	75%

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

Please refer to “Non-GAAP Financial Measures” in the Unaudited Interim Financial Report for further information.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ thousands except share and per share data)

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Operating revenues
Time charter revenues	10,241	—	18,415	—
Total operating revenues	10,241	—	18,415	—

Operating expenses
Vessel operating expenses	(2,976)	—	(5,012)	—
Voyage expenses and commissions	(162)	—	(315)	—
General and administrative expenses	(955)	(493)	(2,769)	(1,518)
Depreciation and amortization	(3,181)	—	(5,538)	—
Total operating expenses	(7,274)	(493)	(13,634)	(1,518)

Operating profit (loss)	2,967	(493)	4,781	(1,518)

Financial income (expenses), net
Interest income	146	17	404	30
Interest expense, net of amounts capitalized	(5,051)	—	(7,936)	—
Other financial expenses, net	(16)	39	(342)	52
Total financial income (expenses), net	(4,921)	56	(7,874)	82

Net loss before income tax	(1,954)	(437)	(3,093)	(1,436)
Income tax (expense) / credit	—		—
Net loss attributable to shareholders of Himalaya Shipping Ltd.	(1,954)	(437)	(3,093)	(1,436)
Total comprehensive loss attributable to shareholders of Himalaya Shipping Ltd.	(1,954)	(437)	(3,093)	(1,436)

Basic and diluted loss per share	(0.05)	(0.01)	(0.08)	(0.04)

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ thousands except share and per share data)

	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	12,788	263
Trade receivables	420	—
Other current assets	6,172	1,407
Total current assets	19,380	1,670

Non-current assets
Newbuildings	108,767	176,145
Vessels and equipment, net	432,296	—
Total non-current assets	541,063	176,145
Total assets	560,443	177,815

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	16,665	7,003
Trade payables	1,328	14,892
Accrued expenses	3,716	1,199
Amounts due to related parties	—	2,696
Other current liabilities	975	260
Total current liabilities	22,684	26,050

Non-current liabilities
Long-term debt	405,189	60,437
Amounts due to related parties	—	1,000
Total non-current liabilities	405,189	61,437
Total liabilities	427,873	87,487
Commitment and contingencies

Shareholders’ Equity
Common shares of par value $1.0 per share: authorized 140,010,000 (2022: 140,010,000) shares, issued and outstanding 40,782,857 (2022: 32,152,857) shares	40,783	32,153
Additional paid-in capital	97,876	61,171
Retained loss	(6,089)	(2,996)
Total shareholders’ equity	132,570	90,328
Total liabilities and shareholders’ equity	560,443	177,815

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ thousands except share and per share data)

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Cash Flows from Operating Activities
Net loss	(1,954)	(437)	(3,093)	(1,436)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock options	111	130	364	298
Depreciation of vessels	3,181	—	5,538	—
Amortization of deferred finance charges	326	—	1,012	—

Change in assets and liabilities:
Accounts receivable	(119)	—	(420)	—
Amounts due to/from related parties	—	—	(2,696)	183
Accounts payable	(463)	170	120	(164)
Accrued expenses	1,027	163	1,294	360
Other current and non-current assets	(1,331)	(130)	(4,765)	(18)
Other current and non-current liabilities	794	—	713	—
Net cash used in operating activities	1,572	(104)	(1,933)	(777)

Cash Flows from Investing Activities
Additions to newbuildings	(127,554)	(28,197)	(384,139)	(63,390)
Net cash used in investing activities	(127,554)	(28,197)	(384,139)	(63,390)

Cash Flows from Financing Activities
Proceeds from issuance of common shares, net of paid issuance costs	—	—	46,195	—
Proceeds from issuance of long-term and short-term debt	119,308	27,217	374,860	61,225
Deferred loan costs paid	(2,409)	(1,576)	(8,045)	(6,843)
Proceeds from issuance of long-term debt from related party	—	—	1,020	—
Repayment of long-term debt from related party	—	—	(2,020)	—
Repayment of long-term debt	(2,361)	—	(5,913)	—
Repayment of short-term debt	—	—	(7,500)	—
Net cash provided by financing activities	114,538	25,641	398,597	54,382

Net increase/(decrease) in cash, cash equivalents and restricted cash	(11,444)	(2,660)	12,525	(9,785)
Cash, cash equivalents and restricted cash at the beginning of the period	24,232	4,158	263	11,283
Cash, cash equivalents and restricted cash at the end of the period	12,788	1,498	12,788	1,498

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(3,209)	—	(7,718)	—

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Shareholders' Equity
(In $ thousands except share and per share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2021	32,152,857	32,153	60,770	(1,044)	91,879
Share-based compensation		—	298	—	298
Total comprehensive loss		—	—	(1,436)	(1,436)
Balance as at September 30, 2022	32,152,857	32,153	61,068	(2,480)	90,741

Balance as at December 31, 2022	32,152,857	32,153	61,171	(2,996)	90,328
Issuance of common shares	8,630,000	8,630	41,424	—	50,054
Equity issuance costs		—	(5,083)	—	(5,083)
Share based compensation		—	364	—	364
Total comprehensive loss		—	—	(3,093)	(3,093)
Balance as at September 30, 2023	40,782,857	40,783	97,876	(6,089)	132,570